Exhibit 12.1

SunTrust Banks, Inc. Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31
(Dollars in millions)	2016	2015	2014	2013	2012
Ratio 1 - Including interest on deposits
Earnings:
Income before income taxes [1]	$2,683	$2,697	$2,267	$1,666	$2,770
Fixed charges	643	588	633	626	849
Total earnings	$3,326	$3,285	$2,900	$2,292	$3,619
Fixed charges:
Interest on deposits	$259	$219	$235	$291	$429
Interest on funds purchased and securities sold under agreements to repurchase	11	5	4	4	4
Interest on other short-term borrowings	3	3	14	13	18
Interest on trading liabilities	24	22	21	17	15
Interest on long-term debt	260	252	270	210	299
Portion of rents representative of the interest factor of rental expense	86	87	89	91	84
Total fixed charges	643	588	633	626	849
Preferred stock dividend requirements	94	90	53	46	17
Fixed charges and preferred stock dividends	$737	$678	$686	$672	$866

Ratio of earnings to fixed charges	5.17x	5.59x	4.58x	3.66x	4.26x
Ratio of earnings to fixed charges and preferred stock dividends	4.51x	4.85x	4.23x	3.41x	4.18x

Ratio 2 - Excluding interest on deposits
Earnings:
Income before income taxes [1]	$2,683	$2,697	$2,267	$1,666	$2,770
Fixed charges	384	369	398	335	420
Total earnings	$3,067	$3,066	$2,665	$2,001	$3,190
Fixed charges:
Interest on funds purchased and securities sold under agreements to repurchase	$11	$5	$4	$4	$4
Interest on other short-term borrowings	3	3	14	13	18
Interest on trading liabilities	24	22	21	17	15
Interest on long-term debt	260	252	270	210	299
Portion of rents representative of the interest factor of rental expense	86	87	89	91	84
Total fixed charges	384	369	398	335	420
Preferred stock dividend requirements	94	90	53	46	17
Fixed charges and preferred stock dividends	$478	$459	$451	$381	$437

Ratio of earnings to fixed charges	7.99x	8.31x	6.70x	5.97x	7.60x
Ratio of earnings to fixed charges and preferred stock dividends	6.42x	6.68x	5.91x	5.25x	7.30x
1 Amortization expense related to qualified affordable housing investment costs is recognized in provision for income taxes for all periods presented as allowed by an accounting standard adopted in 2014. Prior to 2014, these amounts were recognized in noninterest expense, and therefore, for comparative purposes, $49 million and $39 million of amortization expense was reclassified to provision for income taxes for the years ended December 31, 2013 and 2012, respectively.